EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2025 and 2024

TFI International Inc.

Consolidated Financial Statements

Years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TFI International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of TFI International Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the self-insurance provision

As discussed in Note 16 to the consolidated financial statements, the Company has $212 million of self-insurance provisions as of December 31, 2025. As discussed in Note 3(k), self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Company’s historical experience including settlement patterns and payment trends.

We identified the assessment of the self-insurance provisions as a critical audit matter. Significant auditor judgment was required to evaluate the amounts that will ultimately be paid to settle these claims. Significant assumptions that affected the estimated provisions included the consideration of historical claim experience, severity factors affecting the amounts ultimately paid which are used to determine the loss development patterns, and current and expected levels of cost per claims which are used to determine expected loss ratios. Additionally, the provisions included estimates for claims that have been incurred but have not been reported, and specialized skills and knowledge were needed to evaluate the actuarial methods and assumptions used to assess these estimates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the reconciliation and monitoring of its self-insurance provision.

For claims for which the estimate is determined using actuarial methods, which included claims incurred but not reported, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

•
Comparing the Company’s actuarial reserving methods with generally accepted actuarial standards.
•
Evaluating assumptions used in determining the provisions, including the loss development pattern and the expected loss ratios.
•
Developing and expected range of the provisions, including for claims incurred but not reported, by applying actuarial methods and assumptions to the Company’s data and comparing to the Company’s estimated provisions.

For a selection of claims, we confirmed with the Company’s external counsel regarding the Company’s evaluation of claims and any excluded claims.

/s/ KPMG LLP

We have served as the Company’s auditor since 2003.

Montreal, Canada

February 17, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of TFI International Inc.

Opinion on Internal Control Over Financial Reporting

We have audited TFI International Inc.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Hearn Industrial Services (“Hearn”) during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, Hearn’s internal control over financial reporting associated with 4.6% of current assets, 4.4% of long term assets, 0.8% of current liabilities, 2.0% of long term liabilities, 0.1% of total revenues and 0.7% of net income included in the consolidated financial statements of the Company as of and for the year ended December 31, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Hearn.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Controls over Financial Reporting section in the Company’s Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montreal, Canada

February 17, 2026

TFI International Inc.	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2025 AND 2024

(in thousands of U.S. dollars)		As at	As at
	Note	December 31, 2025	December 31, 2024*
Assets
Cash and cash equivalents		210,186	-
Trade and other receivables	6	881,432	927,654
Inventoried supplies		19,529	17,962
Current taxes recoverable		26,074	11,996
Prepaid expenses		60,035	65,810
Assets held for sale		11,906	13,627
Current assets		1,209,162	1,037,049

Property and equipment	8	2,779,326	2,891,087
Right-of-use assets	9	590,216	536,748
Intangible assets	10	2,864,436	2,642,933
Investments	11	24,954	22,097
Other assets		30,729	22,188
Deferred tax assets	17	10,412	13,724
Non-current assets		6,300,073	6,128,777
Total assets		7,509,235	7,165,826

Liabilities
Bank indebtedness		8,256	6,777
Trade and other payables	12	667,246	639,190
Current taxes payable		7,609	11,995
Provisions	16	86,864	99,540
Other financial liabilities		12,713	15,220
Long-term debt	13	222,498	93,453
Lease liabilities	14	165,291	152,449
Current liabilities		1,170,477	1,018,624

Long-term debt	13	2,355,477	2,309,428
Lease liabilities	14	472,473	421,213
Employee benefits	15	46,405	70,456
Provisions	16	142,159	159,936
Other financial liabilities		97,866	4,466
Deferred tax liabilities	17	546,751	508,428
Non-current liabilities		3,661,131	3,473,927
Total liabilities		4,831,608	4,492,551

Equity
Share capital	18	1,125,109	1,135,500
Contributed surplus	18, 20	32,331	30,971
Accumulated other comprehensive loss		(257,796)	(331,903)
Retained earnings		1,777,983	1,838,707
Total equity		2,677,627	2,673,275

Contingencies, letters of credit and other commitments	26
Subsequent events	28
Total liabilities and equity		7,509,235	7,165,826

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

The notes on pages 6 to 46 are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Alain Bédard	Director	/s/ André Bérard	Director
Alain Bédard		André Bérard

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TFI International Inc.	CONSOLIDATED STATEMENTS OF INCOME

years ended December 31, 2025 and 2024

(In thousands of U.S. dollars, except per share amounts)	Note	2025	2024

Revenue		6,913,039	7,304,626
Fuel surcharge		971,632	1,092,204
Total revenue		7,884,671	8,396,830

Materials and services expenses	21	3,897,297	4,171,135
Personnel expenses	22	2,413,504	2,496,315
Other operating expenses		416,642	435,486
Depreciation of property and equipment	8	350,902	332,580
Depreciation of right-of-use assets	9	172,762	169,505
Amortization of intangible assets	10	86,840	79,984
Gain on sale of rolling stock and equipment		(12,851)	(7,434)
(Gain) loss on derecognition of right-of-use assets		(451)	105
Loss on sale of land and buildings		92	-
(Gain) loss, net of impairment, on sale of assets
held for sale		(5,382)	192
Total operating expenses		7,319,355	7,677,868

Operating income		565,316	718,962

Finance (income) costs
Finance income	23	(2,312)	(13,760)
Finance costs	23	162,268	171,999
Net finance costs		159,956	158,239

Income before income tax		405,360	560,723
Income tax expense	24	94,807	138,239

Net income		310,553	422,484

Earnings per share
Basic earnings per share	19	3.74	5.00
Diluted earnings per share	19	3.72	4.96

The notes on pages 6 to 46 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2025 and 2024

(In thousands of U.S. dollars)	2025	2024
Net income	310,553	422,484

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	(8,218)	5,675
Net investment hedge, net of tax	84,773	(136,089)
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	(3,206)	16,809
Items directly reclassified to retained earnings:
Unrealized loss on investments in equity securities
measured at fair value through OCI, net of tax	(2,448)	(8,108)
Other comprehensive income (loss), net of tax	70,901	(121,713)

Total comprehensive income	381,454	300,771

The notes on pages 6 to 46 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2025 and 2024

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in		to owners
		Share	Contributed	& net invest-	equity	Retained	of the
	Note	capital	surplus	ment hedge	securities	earnings	Company

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

Net income		-	-	-	-	310,553	310,553
Other comprehensive income (loss), net of tax		-	-	76,555	(2,448)	(3,206)	70,901
Total comprehensive income (loss)		-	-	76,555	(2,448)	307,347	381,454

Share-based payment transactions, net of tax	20	-	14,513	-	-	-	14,513
Stock options exercised, net of tax	18, 20	7,745	(1,274)	-	-	-	6,471
Dividends to owners of the Company	18	-	-	-	-	(150,788)	(150,788)
Repurchase of own shares	18	(27,485)	-	-	-	(202,921)	(230,406)
Net settlement of restricted share units
and performance share units, net of tax	18, 20	9,349	(11,879)	-	-	(14,362)	(16,892)
Total transactions with owners, recorded directly in equity		(10,391)	1,360	-	-	(368,071)	(377,102)

Balance as at December 31, 2025		1,125,109	32,331	(254,155)	(3,641)	1,777,983	2,677,627

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income		-	-	-	-	422,484	422,484
Other comprehensive loss, net of tax		-	-	(130,414)	(8,108)	16,809	(121,713)
Realized gain (loss) on equity securities, net of tax		-	-	-	7,158	(7,158)	-
Total comprehensive (loss) income		-	-	(130,414)	(950)	432,135	300,771

Share-based payment transactions, net of tax	20	-	13,235	-	-	-	13,235
Stock options exercised, net of tax	18, 20	16,508	(2,985)	-	-	-	13,523
Dividends to owners of the Company	18	-	-	-	-	(139,494)	(139,494)
Repurchase of own shares	18	(5,929)	-	-	-	(70,687)	(76,616)
Net settlement of restricted share units
and performance share units, net of tax	18, 20	17,631	(16,963)	-	-	(30,222)	(29,554)
Total transactions with owners, recorded directly in equity		28,210	(6,713)	-	-	(240,403)	(218,906)

Balance as at December 31, 2024		1,135,500	30,971	(330,710)	(1,193)	1,838,707	2,673,275

The notes on pages 6 to 46 are an integral part of these consolidated financial statements.

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TFI International Inc.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2025 and 2024

(In thousands of U.S. dollars)	Note	2025	2024

Cash flows from operating activities
Net income		310,553	422,484
Adjustments for:
Depreciation of property and equipment	8	350,902	332,580
Depreciation of right-of-use assets	9	172,762	169,505
Amortization of intangible assets	10	86,840	79,984
Share-based payment transactions	20	15,148	11,074
Net finance costs	23	159,956	158,239
Income tax expense	24	94,807	138,239
Gain on sale of property and equipment		(12,759)	(7,434)
(Gain) loss on derecognition of right-of-use assets		(451)	105
(Gain) loss, net of impairment, on sale of assets held for sale		(5,382)	192
Employee benefits		(31,729)	38,088
Provisions, net of payments		(33,325)	15,637
Net change in non-cash operating working capital	7	142,457	11,566
Interest paid		(153,599)	(157,062)
Income tax paid		(118,392)	(150,546)
Net cash from operating activities		977,788	1,062,651

Cash flows used in investing activities
Purchases of property and equipment	8	(273,220)	(392,819)
Proceeds from sale of property and equipment		58,778	65,389
Proceeds from sale of assets held for sale		68,942	33,404
Purchases of intangible assets	10	(9,703)	(6,274)
Business combinations, net of cash acquired	5	(201,258)	(957,963)
Purchases of investments		(4,755)	-
Proceeds from sale of investments		-	19,068
Others		(661)	(5,420)
Net cash used in investing activities		(361,877)	(1,244,615)

Cash flows (used in) from financing activities
Net increase in bank indebtedness		1,479	6,777
Proceeds from long-term debt	13	219,378	500,000
Repayment of long-term debt	13	(320,002)	(536,700)
Net increase in revolving facilities	13	254,594	261,783
Repayment of lease liabilities	14	(163,250)	(165,350)
Decrease of other financial liabilities		(7,376)	(4,374)
Dividends paid		(151,091)	(133,928)
Repurchase of own shares	18	(225,815)	(76,616)
Proceeds from exercise of stock options	18	6,471	13,523
Share repurchase for settlement of restricted share
units and performance share units		(16,892)	(29,554)
Net cash (used in) from financing activities		(402,504)	(164,439)

Net change in cash and cash equivalents		213,407	(346,403)
Cash and cash equivalents, beginning of year		-	335,556
Effect of movements in exchange rates on
cash and cash equivalents		(3,221)	10,847
Cash and cash equivalents, end of year		210,186	-

The notes on pages 6 to 46 are an integral part of these consolidated financial statements.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on February 17, 2026.

b)
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities and contingent considerations are measured at fair value;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.
c)
Functional and presentation currency

The Company’s consolidated financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”). All information in these consolidated financial statements is presented in USD unless otherwise specified.

The Company’s functional currency is the Canadian dollar (“CAD” or “CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the accumulated foreign currency translation differences and net investment hedge.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, contingent consideration, income tax provisions, defined benefit obligation and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Information about critical judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

Note 5 – Establishing the fair value of intangible assets and land and buildings related to material business combinations;

Note 15 – Determining estimates and assumptions related to the evaluation of the defined benefit obligation; and

Note 16 – Determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations.

3.
Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

a)
Basis of consolidation
i)
Business combinations

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group.

The Group measures goodwill as the fair value of the consideration transferred including the fair value of liabilities resulting from contingent consideration arrangements, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in income or loss. Any goodwill that arises is tested annually for impairment.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

ii)
Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

iii)
Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

b)
Foreign currency translation
i)
Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the rate in effect on the transaction date. Income and expense items denominated in foreign currency are translated at the date of the transactions. Gains and losses are included in income or loss.

ii)
Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on business combinations, are translated to Canadian dollars at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at the average exchange rate in effect during the reporting period.

Foreign currency differences are recognized in other comprehensive income (“OCI”) in the accumulated foreign currency translation differences account.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

When a foreign operation is disposed of, the relevant amount in the cumulative amount of foreign currency translation differences is transferred to income or loss as part of the income or loss on disposal. On the partial disposal of a subsidiary while retaining control, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to income or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the accumulated foreign currency translation differences account.

Translation gains and losses from the application of U.S dollars as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

c)
Financial instruments
i)
Non-derivative financial assets

The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value, except for trade receivables which are initially measured at their transaction price when the trade receivables do not contain a significant financing component. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Group classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and depending on the purpose for which the financial assets were acquired.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•
The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•
The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Group currently classifies its cash equivalents, trade and other receivables and long-term non-trade receivables included in other non-current assets as financial assets measured at amortized cost.

The Group recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Group has a portfolio of trade receivables at the reporting date. The Group uses a provision matrix to determine the lifetime expected credit losses for the portfolio.

The Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in income or loss and reflected in an allowance account against trade and other receivables.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Financial assets measured at fair value

These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in income or loss. However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

Financial assets measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

ii)
Non-derivative financial liabilities

The Group initially recognizes debt issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value.

Financial liabilities measured at amortized cost

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Group currently classifies bank indebtedness, trade and other payables and long-term debt as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value

Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Group currently classifies its contingent consideration liability in connection with a business acquisition as a financial liability measured at fair value.

iii)
Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction to share capital, net of any tax effects.

When share capital recognized as equity is repurchased, share capital is reduced by the amount equal to weighted average historical cost of repurchased equity. The excess amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from retained earnings.

d)
Hedge accounting

Management’s risk strategy is focused on reducing the variability in profit or losses and cash flows associated with exposure to market risks. Hedge accounting is used to reduce this variability to an acceptable level. The hedges employed by the Group reduce the currency fluctuation exposures.

On the initial designation of a hedging relationship, the Group formally documents the relationship between the hedging instrument and the hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items throughout the period for which the hedge is designated.

│9

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Net investment hedge

The Group designates a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge. The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (CAD), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in foreign operations are recognized in other comprehensive income to the extent that the hedge is effective and are presented in the currency translation differences account within equity. To the extent that the hedge is ineffective, such differences are recognized in income or loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to income or loss as part of the gain or loss on disposal.

e)
Property and equipment

Property and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset and borrowing costs on qualifying assets.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net income or loss.

Depreciation is based on the cost of an asset less its residual value and is recognized in income or loss over the estimated useful life of each component of an item of property and equipment.

The depreciation method and useful lives are as follows:

Categories	Basis	Useful lives
Buildings	Straight-line	15 – 40 years
Rolling stock	Primarily straight-line	3 – 20 years
Equipment	Primarily straight-line	5 – 12 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Property and equipment are reviewed for impairment in accordance with IAS 36 Impairment of Assets when there are indicators that the carrying value may not be recoverable.

f)
Intangible assets
i)
Goodwill

Goodwill that arises upon business combinations is included in intangible assets.

Goodwill is not amortized and is measured at cost less accumulated impairment losses.

ii)
Other intangible assets

Intangible assets consist of customer relationships, trademarks, non-compete agreements and information technology.

The Group determines the fair value of the customer relationship intangible assets using the excess earnings model and internally developed significant assumptions including:

1.
Forecasted revenue attributable to existing customer contracts and relationships;
2.
Estimated annual attrition rate;
3.
Forecasted operating margins; and
4.
Discount rates

│10

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The internally developed assumptions are based on limited observable market information which cause measurement uncertainty, and the fair value of the customer related intangible assets are sensitive to changes to these assumptions.

Intangible assets that are acquired by the Group and have finite lives are measured at cost less accumulated amortization and accumulated impairment losses. The Group also has indefinite lived trademark intangible assets which are not amortized.

Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Categories	Useful lives
Customer relationships	5 – 20 years
Trademarks	5 – 20 years
Non-compete agreements	3 – 10 years
Information technology	5 – 7 years

Useful lives are reviewed at each financial year-end and adjusted prospectively, if appropriate.

g)
Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•
the contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
•
the Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•
the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is a function of the Group’s incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Group uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

│11

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or leases and leases of low-value assets. The Group recognises these lease payments as an expense on a straight-line basis over the lease term.

h)
Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets other than inventoried supplies and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and indefinite useful life assets, the recoverable amount is estimated on December 31 of each year.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs (usually a Group’s operating segment), that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a CGU, which is a Group’s operating segment, may exceed the recoverable amount of the CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. The fair value less cost to sell is based on market comparable multiples applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization ("adjusted EBITDA") for the next year, which takes into account financial forecasts approved by senior management.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, if any, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a prorata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses and impairment reversals are recognized in income or loss.

i)
Assets held for sale

Non-current assets are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in income or loss.

Once classified as held-for-sale, intangible assets and property and equipment are no longer amortized or depreciated.

j)
Employee benefits
i)
Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income or loss in the periods during which

│12

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)
Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods discounting that amount and deducting the fair value of any plan assets. The discount rate is the yield at the reporting date on AAA, AA or A credit-rated fixed income securities that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

iii)
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or income-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)
Share-based payment transactions

The grant date fair value of equity share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in contributed surplus, net of tax, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.

v)
Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be fully settled within 12 months of the end of the reporting period, then they are discounted.

k)
Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the unwinding of the discount is recognized as finance cost.

│13

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Self-Insurance

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported, related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Group’s historical experience including settlement patterns and payment trends. The most significant assumptions in the estimation process include the consideration of historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims. Changes in assumptions and experience could cause these estimates to change significantly in the near term.

l)
Revenue recognition

The Group’s normal business operations consist of the provision of transportation and logistics services. All revenue relating to normal business operations is recognized over time in the statement of income. The stage of completion of the service is determined using the proportion of days completed to date compared to the estimated total days of the service. Revenue is presented net of trade discounts and volume rebates. Revenue is recognized as services are rendered, when the control of promised services is transferred to customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those services measured based on the consideration specified in a contract with the customers. The Group considers the contract with customers to include the general transportation service agreement and the individual bill of ladings with customers.

Based on the evaluation of the control model, certain businesses, mainly in the Less-Than-Truckload segment, act as the principal within their revenue arrangements. The affected businesses report transportation revenue gross of associated purchase transportation costs rather than net of such amounts within the consolidated statements of income.

m)
Other operating expenses

Other operating expenses consist primarily of third-party commissions, information technology support and software expenses, building expenses (including repairs and maintenance, electricity, janitorial & security services and property taxes).

n)
Finance income and finance costs

Finance income comprises interest income on funds invested, dividend income and interest. Interest income is recognized as it accrues in income or loss, using the effective interest method.

Finance costs comprise interest expense on bank indebtedness and long-term debt, unwinding of the discount on provisions and impairment losses recognized on financial assets (other than trade receivables).

Fair value gains or losses on derivative financial instruments and on contingent considerations, and foreign currency gains and losses are reported on a net basis as either finance income or cost.

o)
Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

│14

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)
Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if any. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants, restricted share units and performance share units and stock options granted to employees.

q)
Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s chief executive officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Group’s headquarters), head office expenses, income tax assets, liabilities and expenses, as well as long-term debt and interest expense thereon.

Sales between the Group’s segments are measured at the exchange amount. Transactions, other than sales, are measured at carrying value. Segment capital expenditure is the total cost incurred during the period to acquire property and equipment, and intangible assets other than goodwill.

r)
New standards and interpretations adopted during the year

No new standards, and amendments to standards and interpretations, were effective for the first time for periods beginning on or after January 1, 2025.

The following new standards, and amendments to standards and interpretations, were effective for the first time for periods beginning on or after January 1, 2024 and were applied in preparing the consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. A company that applies the 2020 amendments early is required to also apply the 2022 amendments. For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that: the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. The amendment introduces a new accounting model which

│15

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019.

The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12) and Legislation

In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules to amend IAS 12. The amendments provide a temporary mandatory exception from the accounting for deferred tax that arises from legislation implementing the GloBE model rules. Entities are effectively prohibited from recognizing or disclosing information about deferred tax assets and liabilities related to top-up tax. The Company has applied the mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

During fiscal 2024, Pillar Two legislation was enacted or substantially enacted in certain jurisdictions in which the Company operates. The Company performed an assessment of its potential exposure to Pillar Two income taxes based on recent information available and determined that Pillar Two effective tax rates in most of the jurisdictions in which the Company operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply, and the Pillar Two effective tax rate is below 15%.

The Company did not experience a material impact in fiscal 2024.

s)
New standards and interpretations not yet adopted

The following new standards are not yet effective for the year ended December 31, 2025, and have not been applied in preparing these consolidated financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as non-GAAP measures) and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted.

│16

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The amendment introduces an accounting policy choice for the derecognition of financial liabilities settled via electronic payment systems. Under the amendment, an entity may elect to derecognize a financial liability before the cash is delivered, provided that:

•
No practical ability to withdraw, stop or cancel the payment instruction;
•
No practical ability to access the cash to be used for settlement as a result of the payment instruction;
•
The settlement risk associated with the electronic payment system is insignificant.

The extent of the impact of adoption of the amendments has not yet been determined.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)
The Truckload reporting segment represented the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

│17

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

	Less-
	Than-
	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
2025
Revenue(1)	2,730,208	2,733,421	1,503,929	-	(54,519)	6,913,039
Fuel surcharge(1)	540,306	363,810	78,057	-	(10,541)	971,632
Total revenue(1)	3,270,514	3,097,231	1,581,986	-	(65,060)	7,884,671
Operating income (loss)	259,953	220,145	131,279	(46,061)	-	565,316
Selected items:
Materials and services expenses	1,340,048	1,610,728	1,049,527	(37,946)	(65,060)	3,897,297
Personnel expenses	1,272,225	830,124	242,246	68,909	-	2,413,504
Other operating expenses	193,664	112,620	96,538	13,820	-	416,642
Depreciation and
amortization	200,461	346,025	62,740	1,278	-	610,504
Loss on sale of
land and buildings	87	-	5	-	-	92
(Loss) gain, net of
impairment, on sale of
assets held for sale	(4,139)	9,521	-	-	-	5,382
Intangible assets	407,692	1,521,006	933,876	1,862	-	2,864,436
Total assets	2,491,628	3,374,439	1,379,429	263,739	-	7,509,235
Total liabilities	759,886	792,208	428,414	2,851,224	(124)	4,831,608
Additions to property
and equipment	98,201	165,111	9,151	275	-	272,738

2024
Revenue(1)	3,085,727	2,551,540	1,720,976	-	(53,617)	7,304,626
Fuel surcharge(1)	617,208	385,765	100,735	-	(11,504)	1,092,204
Total revenue(1)	3,702,935	2,937,305	1,821,711	-	(65,121)	8,396,830
Operating income (loss)	361,235	252,434	182,364	(77,071)	-	718,962
Selected items:
Materials and services expenses	1,541,476	1,511,418	1,216,026	(32,665)	(65,120)	4,171,135
Personnel expenses	1,360,982	783,894	267,569	83,870	-	2,496,315
Other operating expenses	222,619	94,835	95,438	22,594	-	435,486
Depreciation and
amortization	213,524	307,244	60,419	882	-	582,069
(Loss) gain, net of
impairment, on sale of
assets held for sale	(2,549)	2,321	36	-	-	(192)
Intangible assets(2)	396,533	1,511,355	734,736	309	-	2,642,933
Total assets(2)	2,618,714	3,393,992	1,098,617	54,503	-	7,165,826
Total liabilities(2)	802,778	833,332	390,525	2,466,034	(118)	4,492,551
Additions to property
and equipment	188,055	196,596	7,920	730	-	393,301

(1) Includes intersegment revenue and intersegment fuel surcharge, which are eliminated in the consolidated results and are not disclosed by reportable segment due to the non-material amounts.

(2) Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

	Less-
	Than-
	Truckload	Truckload	Logistics	Eliminations	Total
2025
Canada	1,081,445	1,121,629	246,593	(29,934)	2,419,733
United States	2,189,069	1,975,602	1,335,393	(35,126)	5,464,938
Total	3,270,514	3,097,231	1,581,986	(65,060)	7,884,671

2024
Canada	1,162,733	1,159,562	258,489	(37,224)	2,543,560
United States	2,540,202	1,777,743	1,563,222	(27,897)	5,853,270
Total	3,702,935	2,937,305	1,821,711	(65,121)	8,396,830

│18

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Segment assets are based on the geographical location of the assets.

	As at	As at
	December 31, 2025	December 31, 2024*
Property and equipment, right-of-use assets and intangible assets
Canada	2,333,857	2,213,562
United States	3,900,121	3,857,206
	6,233,978	6,070,768

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c)).

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired four businesses during 2025, of which Hearn Industrial Services ("Hearn") was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On December 15, 2025, the Group completed the acquisition of Hearn. Hearn is reported in the Logistics segment. The purchase price for the business acquisition totaled $304.3 million, which includes $95.5 million of contingent consideration measured at fair value at acquisition date. The remaining balance of $208.8 million was drawn from the unsecured revolving facilities. During the year ended December 31, 2025, the business contributed revenue and net income of $6.5 million and $1.3 million, respectively since the acquisition.

Had the Group acquired Hearn on January 1, 2025, as per management’s best estimates, the revenue and net income for this entity would have been $161.8 million and $32.3 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2025 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the year ended December 31, 2025, the non-material businesses, in aggregate, contributed revenue and net loss of $20.2 million and $0.2 million, respectively since the acquisitions.

Had the Group acquired these non-material businesses on January 1, 2025, as per management’s best estimates, the revenue and net income for these entities would have been $35.0 million and $0.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2025 and adjusted for interest expense, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entities.

During the year ended December 31, 2025, transaction costs of $0.4 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

Of the goodwill and intangible assets acquired through business combinations in 2025, nil million was deductible for tax purposes.

As of the reporting date, the Group had not completed the determination of the fair value of assets acquired and liabilities assumed of the 2025 acquisitions. Information to confirm the fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

│19

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The table below presents the determination of the fair value of assets acquired and liabilities assumed at the respective dates of acquisition based on the best information available to the Group to date :

Identifiable assets acquired and liabilities assumed	Note	Hearn	Others	Total
Cash and cash equivalents		43,775	339	44,114
Trade and other receivables		61,081	3,418	64,499
Inventoried supplies and prepaid expenses		3,377	848	4,225
Property and equipment	8	12,425	17,535	29,960
Right-of-use assets	9	37,619	156	37,775
Intangible assets	10	133,086	7,025	140,111
Other assets		7,586	10	7,596
Trade and other payables		(9,121)	(1,883)	(11,004)
Income tax payable		-	(1,601)	(1,601)
Lease liabilities	14	(37,619)	(156)	(37,775)
Deferred tax liabilities	17	(36,179)	408	(35,771)
Total identifiable net assets		216,030	26,099	242,129
Total consideration transferred		304,295	39,576	343,871
Goodwill	10	88,265	13,477	101,742
Cash		208,790	36,583	245,373
Contingent consideration		95,505	2,993	98,498
Total consideration transferred		304,295	39,576	343,871

The valuation techniques used for measuring the fair value of customer relationships ($119.5 million) acquired regarding Hearn were as follows:

Assets acquired	Valuation technique	Key inputs
Customer relationships

Excess earnings method: The valuation model considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

- Forecasted revenue attributable to existing customers and relationships - Annual attrition rate - Forecasted operating margin - Discount rate

The fair values measured on the amounts regarding Hearn are on a provisional basis, mainly regarding tangible and intangible assets and current and deferred tax liabilities. This is mainly due to the proximity of the acquisition to the year-end and pending completion and review of independent valuations. If new information obtained within one year of the date of acquisition, when the fair value measurements are provisional, about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The trade receivables comprise gross amounts due of $66.0 million, of which $1.5 million was expected to be uncollectible at the acquisition date.

In line with the Group’s growth strategy, the Group acquired eleven businesses during 2024, of which Daseke Inc. ("Daseke") was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On April 1, 2024, the Group completed the acquisition of Daseke, Inc. Daseke is reported in the Truckload segment. The purchase price for the business acquisition totaled $817.0 million, which was funded by a $500.0 million term loan obtained and the remaining balance was drawn from cash on hand, and the Group absorbed $314.7 million of equipment financing debt in the acquisition. During the year ended December 31, 2024, the business contributed revenue and net loss of $1,052.0 million and $20.7 million, including severances and other restructuring costs from the business acquisition of $19.7 million recorded in the corporate segment, respectively since the acquisition.

Had the Group acquired Daseke on January 1, 2024, as per management’s best estimates, the revenue and net loss for this entity would have been $1,408.8 million and $19.2 million, including severances and other restructuring costs from the business acquisition of $19.7 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for

│20

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the year ended December 31, 2024, the non-material businesses, in aggregate, contributed revenue and net loss of $148.4 million and $1.1 million, respectively, since the acquisitions.

Had the Group acquired these non-material businesses on January 1, 2024, as per management’s best estimates, the revenue and net income for these entities would have been $236.9 million and $7.4 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expenses based on the effective tax rate of the entities.

During the year ended December 31, 2024, transaction costs of $0.5 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

Of the goodwill and intangible assets acquired through business combinations in 2024, $1.0 million was deductible for tax purposes.

The table below presents the determination of the fair value of assets acquired and liabilities assumed of the acquisitions as at December 31, 2024:

Identifiable assets acquired and liabilities assumed		Daseke
		(reassessed
	Note	- see note 5c))	Others	Total
Cash and cash equivalents		46,242	33,222	79,464
Trade and other receivables		173,389	32,563	205,952
Inventoried supplies and prepaid expenses		20,997	4,844	25,841
Property and equipment	8	523,892	66,191	590,083
Right-of-use assets	9	107,676	9,161	116,837
Intangible assets	10	202,290	52,104	254,394
Other assets		3,093	-	3,093
Trade and other payables		(102,133)	(24,872)	(127,005)
Income tax receivable (payable)		5,663	(824)	4,839
Employee benefits		(194)	-	(194)
Provisions	16	(87,716)	-	(87,716)
Other non-current liabilities		(213)	-	(213)
Long-term debt	13	(314,670)	-	(314,670)
Lease liabilities	14	(107,676)	(9,161)	(116,837)
Deferred tax liabilities	17	(112,979)	(14,611)	(127,590)
Total identifiable net assets		357,661	148,617	506,278
Total consideration transferred		816,958	224,022	1,040,980
Goodwill	10	459,297	75,405	534,702
Cash		816,958	220,469	1,037,427
Contingent consideration		-	3,553	3,553
Total consideration transferred		816,958	224,022	1,040,980

The valuation techniques used for measuring the fair value of land and buildings ($54.0 million), customer relationships ($109.1 million) and trademarks ($92.8 million) acquired regarding Daseke were as follows:

│21

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Assets acquired	Valuation technique	Key inputs
Land and buildings

Market comparison technique and cost technique: The valuation model considers market prices for comparable sites, when available, and considers depreciated replacement cost, which reflects adjustments for physical deterioration, when appropriate.

- Market prices for comparable sites - Average rebuild cost
Customer relationships

Excess earnings method: The valuation model considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

- Forecasted revenue attributable to existing customers and relationships - Annual attrition rate - Forecasted operating margin - Discount rate
Trademarks	Relief from royalty method: The valuation model considers the discounted estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.	- Forecasted revenue associated with the trademarks - Royalty rate - Discount rate

The trade receivables comprise gross amounts due of $208.8 million, of which $2.8 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations that occurred in 2025 and 2024 has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	December 31, 2025	December 31, 2024*
Canadian Less-Than-Truckload	Less-Than-Truckload	-	115
U.S. Less-Than-Truckload	Less-Than-Truckload	-	31,058
Canadian Truckload	Truckload	1,133	12,980
Specialized Truckload	Truckload	9,420	488,600
Logistics	Logistics	91,189	1,949
		101,742	534,702

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

c)
Adjustment to the provisional amounts of the prior year Daseke business combination

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration and net assets of Daseke. This acquisition was accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in the first quarter ended March 31, 2025, when the purchase price allocation was completed, in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Daseke have been adjusted retrospective to the date of acquisition as follows:

│22

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

	Dec. 31 2024	Q1-2025
	Provisional	Measurement	Reassessed
	fair value	period adjustments	fair value
Cash and cash equivalents	46,242	-	46,242
Trade and other receivables	173,389	-	173,389
Inventoried supplies and prepaid expenses	20,997	-	20,997
Property and equipment	523,892	-	523,892
Right-of-use assets	107,676	-	107,676
Intangible assets	202,290	-	202,290
Other assets	3,093	-	3,093
Trade and other payables	(102,133)	-	(102,133)
Income tax receivable	8,669	(3,006)	5,663
Employee benefits	(194)	-	(194)
Provisions	(57,923)	(29,793)	(87,716)
Other non-current liabilities	(213)	-	(213)
Long-term debt	(314,670)	-	(314,670)
Lease liabilities	(107,676)	-	(107,676)
Deferred tax liabilities	(125,796)	12,817	(112,979)
Total identifiable net assets	377,643	(19,982)	357,661
Total consideration transferred	816,958	-	816,958
Goodwill	439,315	19,982	459,297
Cash	816,958	-	816,958
Total consideration transferred	816,958	-	816,958

d)
Contingent consideration

The contingent consideration for the year ended December 31, 2025 relates to the business acquisitions and is recorded in the original purchase price allocation. The fair value recognized at acquisition date is $98.5 million. This consideration is contingent on achieving specified earning levels in future periods. The maximum amount payable is $1.7 million in less than one year and $126.3 million in more than one year and is currently presented in other financial liabilities on the consolidated statements of financial position (2024 - $4.5 million in less than one year and $2.9 million in more than one year).

The contingent consideration balance at December 31, 2025 is $99.6 million (December 31, 2024 - $7.8 million) and is presented in other financial liabilities on the consolidated statements of financial position.

e)
Adjustment to the provisional amounts of prior year’s non-material business combinations

The 2024 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information which existed at the acquisition date and was obtained during the measurement period following the acquisitions. Consequently, the fair value of certain assets acquired, and liabilities assumed of the non-material acquisitions in fiscal 2024 have been adjusted and finalized in 2025. No material adjustments were required to the provisional fair values for these prior year's business combinations.

6.
Trade and other receivables

	December 31, 2025	December 31, 2024
Trade receivables, net of expected credit loss	859,017	893,659
Other receivables	22,415	33,995
	881,432	927,654

The Group’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 25 a) and d).

Trade receivables as at December 31, 2025 include $28.6 million of in-transit revenue balances (December 31, 2024 – $31.5 million). Due to the short-term nature of the transportation and logistics services provided by the Group, these services are expected to be completed within the week following the year-end.

│23

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

7.
Additional cash flow information

Net change in non-cash operating working capital

	2025	2024
Trade and other receivables	129,284	145,432
Inventoried supplies	(305)	8,101
Prepaid expenses	9,827	12,125
Trade and other payables	3,651	(154,092)
	142,457	11,566

8.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		1,383,977	1,758,200	192,371	3,334,548
Additions through business combinations	5	115,405	465,400	9,278	590,083
Other additions		68,580	295,452	29,269	393,301
Disposals		(6,008)	(162,983)	(19,426)	(188,417)
Reclassification to assets held for sale		(30,974)	(44,961)	-	(75,935)
Effect of movements in exchange rates		(38,902)	(67,244)	(14,984)	(121,130)
Balance at December 31, 2024		1,492,078	2,243,864	196,508	3,932,450
Additions through business combinations	5	4,295	22,062	3,603	29,960
Other additions		49,436	201,466	21,836	272,738
Disposals		(3,727)	(103,541)	(11,764)	(119,032)
Reclassification to assets held for sale		(55,064)	(26,147)	(13)	(81,224)
Reclassification between categories*		-	(17,215)	17,215	-
Effect of movements in exchange rates		24,743	43,067	8,834	76,644
Balance at December 31, 2025		1,511,761	2,363,556	236,219	4,111,536

Accumulated Depreciation
Balance at December 31, 2023		105,401	690,232	123,443	919,076
Depreciation		25,222	286,817	20,541	332,580
Disposals		(5,829)	(107,464)	(17,169)	(130,462)
Reclassification to assets held for sale		(2,237)	(28,226)	-	(30,463)
Effect of movements in exchange rates		(5,795)	(34,270)	(9,303)	(49,368)
Balance at December 31, 2024		116,762	807,089	117,512	1,041,363
Depreciation		26,613	306,545	17,744	350,902
Disposals		(3,584)	(58,019)	(11,410)	(73,013)
Reclassification to assets held for sale		(6,134)	(13,294)	(13)	(19,441)
Reclassification between categories*		-	(7,985)	7,985	-
Effect of movements in exchange rates		3,716	22,776	5,907	32,399
Balance at December 31, 2025		137,373	1,057,112	137,725	1,332,210

Net carrying amounts
At December 31, 2024		1,375,316	1,436,775	78,996	2,891,087
At December 31, 2025		1,374,388	1,306,444	98,494	2,779,326

* Reclassification between categories had no impact on the depreciation of the reclassified property and equipment

As at December 31, 2025, nil is included in trade and other payables for the purchases of property and equipment (December 31, 2024 – $0.5 million).

Security

As at December 31, 2025, certain rolling stock are pledged as security for conditional sales contracts, with a carrying amount of $166.5 million, including additions through business combinations (December 31, 2024 - $246.1 million) (see note 13c)).

│24

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

9.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		588,359	290,358	3,814	882,531
Other additions		116,440	90,876	712	208,028
Additions through business combinations	5	75,086	40,297	1,454	116,837
Derecognition*		(41,580)	(66,563)	(417)	(108,560)
Effect of movements in exchange rates		(37,320)	(23,076)	(94)	(60,490)
Balance at December 31, 2024		700,985	331,892	5,469	1,038,346
Other additions		126,536	62,376	451	189,363
Additions through business combinations	5	32,543	5,232	-	37,775
Derecognition*		(42,790)	(74,502)	(2,488)	(119,780)
Effect of movements in exchange rates		23,946	12,634	69	36,649
Balance at December 31, 2025		841,220	337,632	3,501	1,182,353

Depreciation
Balance at December 31, 2023		330,515	124,677	1,709	456,901
Depreciation		82,112	85,897	1,496	169,505
Derecognition*		(29,960)	(62,520)	(350)	(92,830)
Effect of movements in exchange rates		(21,506)	(10,387)	(85)	(31,978)
Balance at December 31, 2024		361,161	137,667	2,770	501,598
Depreciation		92,915	79,389	458	172,762
Derecognition*		(37,473)	(63,267)	(1,159)	(101,899)
Effect of movements in exchange rates		14,348	5,282	46	19,676
Balance at December 31, 2025		430,951	159,071	2,115	592,137

Net carrying amounts
At December 31, 2024		339,824	194,225	2,699	536,748
At December 31, 2025		410,269	178,561	1,386	590,216

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

│25

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

10.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2023		1,562,129	757,195	62,672	23,319	39,305	2,444,620
Additions through business combinations*	5	534,702	153,576	96,510	3,674	634	789,096
Other additions		-	-	-	-	6,274	6,274
Extinguishments		-	-	(4,432)	(1,515)	(3,340)	(9,287)
Effect of movements in exchange rates		(80,040)	(25,215)	(2,364)	(1,223)	(1,334)	(110,176)
Balance at December 31, 2024*		2,016,791	885,556	152,386	24,255	41,539	3,120,527
Additions through business combinations	5	101,742	125,124	8,567	6,308	112	241,853
Other additions		-	-	-	2,173	7,530	9,703
Extinguishments		-	(20,152)	(1,911)	(683)	(7,710)	(30,456)
Effect of movements in exchange rates		49,905	15,942	1,467	881	643	68,838
Balance at December 31, 2025		2,168,438	1,006,470	160,509	32,934	42,114	3,410,465

Amortization and impairment losses
Balance at December 31, 2023		79,052	286,828	25,119	11,873	22,447	425,319
Amortization		-	61,406	8,408	3,869	6,301	79,984
Extinguishments		-	-	(4,432)	(1,515)	(3,340)	(9,287)
Effect of movements in exchange rates		(3,851)	(12,100)	(931)	(579)	(961)	(18,422)
Balance at December 31, 2024		75,201	336,134	28,164	13,648	24,447	477,594
Amortization		-	63,050	9,529	4,501	9,760	86,840
Extinguishments		-	(20,152)	(1,911)	(683)	(7,710)	(30,456)
Effect of movements in exchange rates		2,244	8,210	571	453	573	12,051
Balance at December 31, 2025		77,445	387,242	36,353	17,919	27,070	546,029

Net carrying amounts
At December 31, 2024*		1,941,590	549,422	124,222	10,607	17,092	2,642,933
At December 31, 2025		2,090,993	619,228	124,156	15,015	15,044	2,864,436

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

At December 31, 2025, the Group performed its annual impairment testing for indefinite life trademarks. The Group estimated the value in use to be $48.2 million compared to its carrying value of $47.8 million, resulting in no impairment charge. Management used the relief-from-royalty method and discount rates between 9.9% and 12.1% in its analysis.

In 2024, the Group assessed the useful lives of three trademarks from the Daseke business combination as indefinite in the aggregate amount of $45.7 million. Brand recognition as well as management's intent to keep the brands indefinitely were decisive factors leading to this conclusion.

At December 31, 2025 and 2024, the Group performed its annual goodwill impairment tests for operating segments which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The aggregate carrying amounts of goodwill allocated to each unit are as follows:

Reportable segment / operating segment	December 31, 2025	December 31, 2024
Less-Than-Truckload
Package and Courier	176,317	167,264
Canadian Less-Than-Truckload	134,946	125,484
U.S. Less-Than-Truckload	34,707	34,802
Truckload
Canadian Truckload	105,813	101,727
Specialized Truckload	1,107,667	1,075,512
Logistics	531,543	436,801
	2,090,993	1,941,590

│26

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The results as at December 31, 2025 and 2024 determined that the recoverable amounts of the Group’s operating segments exceeded their respective carrying amounts.

The recoverable amounts of the Group’s operating segments were determined using the value in use approach. The value in use methodology is based on discounted future cash flows. Management believes that the discounted future cash flows method is appropriate as it allows more precise valuation of specific future cash flows.

In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rates as follows:

Reportable segment / operating segment	2025	2024
Less-Than-Truckload
Package and Courier	11.8%	11.8%
Canadian Less-Than-Truckload	11.8%	11.8%
U.S. Less-Than-Truckload	11.2%	11.2%
Truckload
Canadian Truckload	14.2%	14.2%
Specialized Truckload	13.0%	13.0%
Logistics	11.2%	11.2%

The discount rates were estimated based on past experience, and industry average weighted average cost of capital, which were based on a possible range of debt leveraging of 40.0% (2024 – 40.0%) at a market interest rate of 8.8% (2024 – 9.4%) and a risk-free rate of 3.7% (2024 – 3.4%).

First year cash flows were projected based on forecasted cash flows which are based on previous operating results adjusted to reflect current economic conditions. For a further 4-year period, cash flows were extrapolated using an average growth rate of 2.5% (2024 – 2.5%) in revenues and margins were adjusted where deemed appropriate. The terminal value growth rate was 2.0% (2024 – 2.0%). The values assigned to the key assumptions represent management’s assessment of future trends in the transportation industry and were based on both external and internal sources (historical data).

11.
Investments

	As at	As at
	December 31, 2025	December 31, 2024
Level 1 investments	7,350	4,669
Level 2 investments	3,740	4,276
Level 3 investments	13,864	13,152
	24,954	22,097

The Group elected to designate all of its investments at fair value through OCI.

During the year ended December 31, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss, net of tax, of $7.2 million on equity securities transferred from OCI to retained earnings.

12.
Trade and other payables

	As at	As at
	December 31, 2025	December 31, 2024
Trade payables and accrued expenses	460,991	430,585
Personnel accrued expenses	167,644	170,621
Dividend payable	38,611	37,984
	667,246	639,190

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 25.

│27

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

13.
Long-term debt

This note provides information about the contractual terms of the Group’s interest-bearing long-term debt, which is measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign exchange currency and liquidity, see note 25.

	As at	As at
	December 31, 2025	December 31, 2024
Non-current liabilities
Unsecured senior notes	1,722,452	1,652,742
Unsecured revolving facilities	546,713	275,054
Conditional sales contracts	82,717	178,052
Other long-term debt	3,595	3,971
Unsecured term loan	-	199,609
	2,355,477	2,309,428

Current liabilities
Current portion of unsecured senior notes	150,000	-
Current portion of conditional sales contracts	72,121	93,087
Current portion of other long-term debt	377	366
	222,498	93,453

Terms and conditions of outstanding long-term debt are as follows:

					2025		2024
		Currency	Nominal interest rate	Year of maturity	Face value*	Carrying amount	Face value*	Carrying amount

Unsecured revolving facility	a	CAD	CORRA + 1.50%	2028	750,100	546,713	370,000	255,812
Unsecured revolving facility	a	USD	SOFR + 1.50%	2028	-	-	19,310	19,242
Unsecured term loan	a	USD	6.07%	2027	-	-	200,000	199,609
Unsecured senior notes	b	USD	2.89% - 5.64%	2026- 2038	255,000	254,728	255,000	254,631
Unsecured senior notes	b	USD	3.15% - 3.50%	2029- 2036	500,000	499,470	500,000	499,273
Unsecured senior notes	b	USD	2.87% - 3.55%	2029- 2034	200,000	199,731	200,000	199,719
Unsecured senior notes	b	USD	3.50% - 3.80%	2032- 2037	200,000	199,862	200,000	199,846
Unsecured senior notes	b	USD	6.27% - 7.11%	2028- 2043	500,000	499,468	500,000	499,273
Unsecured senior notes	b	CAD	4.52%	2030	150,000	109,597	-	-
Unsecured senior notes	b	CAD	4.94%	2032	75,000	54,798	-	-
Unsecured senior notes	b	CAD	5.33%	2034	75,000	54,798	-	-
Conditional sales contracts(1)	c	Mainly USD	1.45% - 7.40%	2026-2031	164,340	154,838	287,524	271,139
Other long-term debt		USD	3.04%	2027	3,972	3,972	4,337	4,337
						2,577,975		2,402,881

* The face value is presented in the currency of the long-term debt instrument.

(1) Comparative face value was corrected for immaterial error.

The table below summarizes changes to the long-term debt:

	Note	2025	2024
Balance at beginning of year		2,402,881	1,884,182
Proceeds from long-term debt		219,378	500,000
Business combinations	5	-	314,670
Repayment of long-term debt		(320,002)	(536,700)
Net increase in revolving facilities		254,594	261,783
Amortization of deferred financing fees		1,701	2,170
Effect of movements in exchange rates		104,187	(159,433)
Effect of movements in exchange rates - debt
designated as net investment hedge		(84,764)	136,209
Balance at end of year		2,577,975	2,402,881

a)
Unsecured revolving credit facility and unsecured term loan

On May 30, 2025 the Group extended its revolving credit facility until May 30, 2028. Under the new extension, while the total availability remained unchanged, the CAD availability is reduced to CAD $1.135 billion and USD availability increased to $125.0 million. Deferred financing fees of $0.7 million were recognized on the extension.

│28

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility was 1.65% at December 31, 2024. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also included the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements.

During the year ended December 31, 2024, the Group repaid, without penalty, $300 million of its term loan.

The revolving credit facility is unsecured and can be extended annually. The Group’s revolving facilities have a total size of $955.2 million (December 31, 2024 - $904.9 million). The agreement provides an additional $184.2 million of credit availability (CAD $245 million and USD $5 million) (December 31, 2024 - $175.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement. As of December 31, 2025, the credit facility’s interest rate on CAD denominated debt was 4.06% (2024 – 5.10%) and on USD denominated debt was 5.33% (2024 – 6.83%).

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. The Group was in compliance with these financial covenants at year-end (see note 25(f)).

b)
Unsecured senior notes

This loan takes the form of senior notes each carrying an interest rate and maturity date as detailed in the table above. These notes may be prepaid at any time prior to maturity date, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.

On June 27, 2025, the Company received CAD $300 million in proceeds from the issuance of new debts taking the form of unsecured senior notes consisting of three tranches, with terms from 5 to 9 years and bearing fixed interest rates between 4.52% and 5.33%. Deferred financing fees of $0.8 million were recognized as a result of the transaction. The proceeds raised from the debt issuance were used to pay off the unsecured term loan which was due in March 2027 without any penalty.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. The Group was in compliance with these covenants at year-end (see note 25(f)).

c)
Conditional sales contracts

Conditional sales contracts are secured by certain rolling stock having a carrying value of $166.5 million (December 31, 2024 - $246.1 million,) (see note 8).

d)
Principal installments of long-term debt payable during the subsequent years are as follows:

	Less than	1 to 5	More than
	1 year	years	5 years	Total
Unsecured revolving facilities	-	548,640	-	548,640
Unsecured senior notes	150,000	474,713	1,249,713	1,874,427
Conditional sales contracts	72,121	82,360	357	154,838
Other long-term debt	377	3,594	-	3,971
	222,498	1,109,307	1,250,070	2,581,876

14.
Lease liabilities

	As at	As at
	December 31, 2025	December 31, 2024
Current portion of lease liabilities	165,291	152,449
Long-term portion of lease liabilities	472,473	421,213
	637,764	573,662

│29

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The table below summarizes changes to the lease liabilities:

	Note	2025	2024
Balance at beginning of year		573,662	460,158
Business combinations	5	37,775	116,837
Additions		189,363	208,028
Derecognition*		(18,332)	(15,625)
Repayment		(163,250)	(165,350)
Effect of movements in exchange rates		18,546	(30,386)
Balance at end of year		637,764	573,662

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

The incremental borrowing rate used on average for 2025 is 4.50% (2024 – 5.17%).

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $8.3 million (2024 – $7.3 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $577.2 million (2024 - $441.2 million).

The Group does not have a significant exposure to termination options and penalties.

Variable lease payments

Some leases contain variable lease payments which are not included in the measurement of the lease liability. These payments include, amongst others, common area maintenance fees, municipal taxes and vehicle maintenance fees. The expense related to variable lease payments for the year ended December 31, 2025 was $28.1 million (2024 - $26.2 million).

Sub-leases

The Group sub-leases some of its properties. Income from sub-leasing right-of-use assets for the year ended December 31, 2025 was $18.4 million (2024 - $21.1 million), presented in “Other operating expenses”.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
December 31, 2025
Less than 1 year	192,844
Between 1 and 5 years	379,182
More than 5 years	170,717
742,743

For the year ended December 31, 2025, lease expenses of $39.4 million (2024 – $41.3 million) were recognized in the consolidated statement of income for leases that either did not meet the definition of a lease under IFRS 16, or were excluded based on practical expedients applied.

15.
Employee benefits

TFI International pension plans

The Group sponsors defined benefit pension plans for 1 of its employees (2024 – 1).

The plan is within Canada and includes one unregistered plan. The defined benefit plans are no longer offered to employees. Therefore, the future obligation will only vary by actuarial re-measurements.

│30

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2024 and the next required valuation will be as of December 31, 2025.

TForce Freight pension plans

The pension plans have ongoing benefit accruals and new employees that are eligible to participate in the plans once they satisfy the participation requirements. The pension plans include 6,124 active participants (2024 - 6,124).

The plans do not have recurring contributions for employees. These plans are still required to fund past service costs and are fully funded by the Group. The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2024 and the next required valuation will be as of December 31, 2025.

Information in the tables that follow pertains to all of the Group’s defined benefit pension plans.

	December 31, 2025			December 31, 2024
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Defined benefit obligation	15,282	329,465	344,747	14,938	252,863	267,801
Fair value of plan assets	(1,641)	(296,701)	(298,342)	(366)	(196,979)	(197,345)
Net defined benefit liability	13,641	32,764	46,405	14,572	55,884	70,456

Plan assets comprise:

	December 31, 2025	December 31, 2024
TFI International pension plans
Other	100%	100%
TForce Freight pension plans
Equity securities	87%	95%
Debt securities	13%	5%

All equity and debt securities have quoted prices in active markets. Debt securities are held through mutual funds and primarily hold investments with ratings of AAA, AA or A, based on Moody’s ratings.

Movement in the present value of the accrued benefit obligation for defined benefit plans:

	December 31, 2025			December 31, 2024
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total

Defined benefit obligation,
beginning of year	14,938	252,863	267,801	13,999	212,373	226,372
Current service cost	-	46,793	46,793	474	55,749	56,223
Interest cost	697	15,362	16,059	638	11,007	11,645
Benefits paid	(1,123)	(4,112)	(5,235)	-	(2,749)	(2,749)
Remeasurement loss (gain) arising from:
- Demographic	-	(38)	(38)	-	3,143	3,143
- Financial assumptions	(215)	(1,033)	(1,248)	141	(29,522)	(29,381)
- Experience	187	19,630	19,817	839	2,865	3,704
Effect of movements in exchange rates	798	-	798	(1,153)	(3)	(1,156)
Defined benefit obligation, end of year	15,282	329,465	344,747	14,938	252,863	267,801

│31

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Movement in the fair value of plan assets for defined benefit plans:

	December 31, 2025			December 31, 2024
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Fair value of plan assets,
beginning of year	366	196,979	197,345	200	172,941	173,141
Interest income	47	13,306	13,353	8	9,035	9,043
Employer contributions	2,402	78,070	80,472	(16)	20,000	19,984
Benefits paid	(1,123)	(4,112)	(5,235)	-	(2,749)	(2,749)
Fair value remeasurement	(99)	14,357	14,258	193	(232)	(39)
Plan administration expenses	-	(1,906)	(1,906)	-	(1,981)	(1,981)
Effect of movements in exchange rates	48	7	55	(19)	(35)	(54)
Fair value of plan assets, end of year	1,641	296,701	298,342	366	196,979	197,345

Expense recognized in income or loss:

	December 31, 2025			December 31, 2024
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Current service cost	-	46,793	46,793	474	55,749	56,223
Net interest cost	650	2,056	2,706	630	1,972	2,602
Plan administration expenses	-	1,906	1,906	-	1,981	1,981
Pension expense	650	50,755	51,405	1,104	59,702	60,806
Actual return on plan assets	(52)	27,663	27,611	201	8,803	9,004

Actuarial losses recognized in other comprehensive income:

	December 31, 2025			December 31, 2024
	TFI	TForce		TFI	TForce
	International	Freight		International	Freight
	pension	pension		pension	pension
	plans	plans	Total	plans	plans	Total
Amount accumulated in retained
earnings, beginning of year	12,238	(103,776)	(91,538)	11,451	(80,494)	(69,043)
Recognized during the year	71	4,202	4,273	787	(23,282)	(22,495)
Amount accumulated in retained
earnings, end of year	12,309	(99,574)	(87,265)	12,238	(103,776)	(91,538)
Recognized during the year, net of tax	52	3,154	3,206	580	(17,389)	(16,809)

The significant actuarial assumptions used (expressed as weighted average):

	December 31, 2025		December 31, 2024
	TFI	TForce	TFI	TForce
	International	Freight	International	Freight
	pension	pension	pension	pension
	plans	plans	plans	plans
Defined benefit obligation:
Discount rate at	4.9%	5.7%	4.7%	5.7%
Future salary increases	N/A	2.0%	N/A	2.0%
Employee benefit expense:
Discount rate at	4.7%	5.7%	5.0%	5.7%
Rate of return on plan assets at	4.7%	5.7%	5.0%	5.7%
Future salary increases	N/A	2.0%	N/A	2.0%

│32

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the value of the liabilities in the defined benefit plans are as follows:

	December 31, 2025		December 31, 2024
	TFI	TForce	TFI	TForce
	International	Freight	International	Freight
	pension	pension	pension	pension
	plans	plans	plans	plans
Longevity at age 65 for current pensioners
Males	22.4	20.0	22.4	19.9
Females	25.1	21.9	25.0	21.9
Longevity at age 65 for current members aged 45
Males	23.9	21.6	23.8	21.5
Females	26.4	23.4	26.4	23.4

At December 31, 2025 the weighted average duration of the defined benefit obligation was:

TFI International pension plans	9.5
TForce Freight pension plans	15.7

The following table presents the impact of changes of major assumptions on the defined benefit obligation for the years ended:

	2025		2024
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	56,768	(44,575)	(38,006)	48,004

Historical information:

	2025	2024	2023	2022	2021
Defined benefit obligation	344,747	267,801	226,372	164,299	160,780
Fair value of plan assets	(298,342)	(197,345)	(173,141)	(168,658)	(93,903)
Deficit (surplus) in the plans	46,405	70,456	53,231	(4,359)	66,877

Experience adjustments arising on plan obligations	18,531	(22,534)	8,975	(112,739)	5,823
Experience adjustments arising on plan assets	14,258	(39)	11,651	(27,473)	310

The Group expects contributions of $61.8 million to be paid to its defined benefit plans in 2026.

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act. In 2024, contributions were reduced to align with the statutory minimum funding requirements.

Contributions to multi-employer plans

Pursuant to the terms of the purchase agreement for JHT, the Group participates in, under collective bargaining agreements, three multi-employer benefit plans named :

•
Central States, Southeast and Soutwest Areas Pension Plan
•
IAM National Pension Fund
•
Western Congerence of Teamsters Pension Plan

The Groups contribution under the plans were expensed as incurred and totaled $10.0 million in 2025 (2024 - $10.0 million).

│33

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

16.
Provisions

		Self-insurance	Other	Total
Balance at December 31, 2023		123,645	36,255	159,900
Additions through business combinations*	5	81,606	6,110	87,716
Provisions made during the year		141,645	32,704	174,349
Provisions used during the year		(104,716)	(40,188)	(144,904)
Provisions reversed during the year		(14,553)	(1,370)	(15,923)
Unwind of discount on long-term provisions		(550)	-	(550)
Effect of movements in exchange rates		(938)	(174)	(1,112)
Balance at December 31, 2024*		226,139	33,337	259,476
Provisions made during the year		155,637	23,364	179,001
Provisions used during the year		(143,469)	(34,689)	(178,158)
Provisions reversed during the year		(27,398)	(5,039)	(32,437)
Unwind of discount on long-term provisions		289	-	289
Effect of movements in exchange rates		675	177	852
Balance at December 31, 2025		211,873	17,150	229,023

As at December 31, 2025
Current provisions		76,277	10,587	86,864
Non-current provisions		135,596	6,563	142,159
		211,873	17,150	229,023

As at December 31, 2024*
Current provisions		83,862	15,678	99,540
Non-current provisions		142,277	17,659	159,936
		226,139	33,337	259,476

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The current portion reflects the amount expected to be paid in the following year. Due to the long-term nature of the liability, the provision has been calculated using a discount rate of 3.73% (2024 – 4.38%). Other provisions include mainly litigation provisions of $6.7 million (2024 - $17.7 million) and environmental remediation liabilities of $0.9 million (2024 - $3.5 million). Litigation provisions contain various pending claims for which management used judgment and assumptions about future events. The outcomes will depend on future claim developments.

17.
Deferred tax assets and liabilities

	December 31, 2025	December 31, 2024*
Property and equipment	(449,586)	(467,144)
Intangible assets	(189,514)	(163,616)
Right-of-use assets	12,272	9,414
Employee benefits	17,193	26,324
Provisions	61,776	87,212
Tax losses	10,380	11,799
Other	1,140	1,307
Net deferred tax liabilities	(536,339)	(494,704)
Presented as:
Deferred tax assets	10,412	13,724
Deferred tax liabilities	(546,751)	(508,428)

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

│34

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Movement in temporary differences during the year:

	Balance	Recognized	Recognized	Acquired	Balance
	December 31,	in income	directly	in business	December 31,
	2024*	or loss	in equity	combinations	2025
Property and equipment	(467,144)	17,152	494	(88)	(449,586)
Intangible assets	(163,616)	8,708	(194)	(34,412)	(189,514)
Long-term debt	9,414	1,416	1,066	376	12,272
Employee benefits	26,324	(5,998)	(3,133)	-	17,193
Provisions	87,212	(20,917)	(2,872)	(1,647)	61,776
Tax losses	11,799	1,245	(2,664)	-	10,380
Other	1,307	(504)	337	-	1,140
Net deferred tax liabilities	(494,704)	1,102	(6,966)	(35,771)	(536,339)

	Balance	Recognized	Recognized	Acquired	Balance
	December 31,	in income	directly	in business	December 31,
	2023	or loss	in equity	combinations*	2024*
Property and equipment	(382,208)	26,249	7,383	(118,568)	(467,144)
Intangible assets	(127,547)	10,318	1,476	(47,863)	(163,616)
Long-term debt	8,600	1,190	(415)	39	9,414
Employee benefits	26,510	8,591	(8,777)	-	26,324
Provisions	51,458	(957)	1,983	34,728	87,212
Tax losses	10,054	(1,624)	(705)	4,074	11,799
Other	506	(866)	1,667	-	1,307
Net deferred tax liabilities	(412,627)	42,901	2,612	(127,590)	(494,704)

* Recast for adjustments to provisional amounts of Daseke prior year’s business combination (see note 5c))

As at December 31, 2025, the Company had $69.3 million (2024 - $148.0 million) in capital losses for which no deferred tax assets has been recognized. These capital losses can be carried forward indefinitely but can only be used against future taxable capital gains. Additionally, as at December 31, 2025 and December 31, 2024, no deferred tax liability was recognized for temporary differences arising from investments in subsidiaries because the Company controls the decisions affecting the realization of such liabilities and it is probable that the temporary differences will not reverse in the foreseeable future.

18.
Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	2025	2024
Balance, beginning of year		84,408,437	84,441,733
Repurchase and cancellation of own shares		(2,481,295)	(545,305)
Stock options exercised	20	223,890	512,009
Balance, end of year		82,151,032	84,408,437

The following table summarizes the share capital issued and fully paid:

	2025	2024
Balance, beginning of year	1,135,500	1,107,290
Repurchase and cancellation of own shares	(27,485)	(5,929)
Cash consideration of stock options exercised	6,471	13,523
Ascribed value credited to share capital on stock options exercised, net of tax	1,274	2,985
Issuance of shares on settlement of RSUs and PSUs, net of tax	9,349	17,631
Balance, end of year	1,125,109	1,135,500

│35

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Pursuant to the normal course issuer bid (“NCIB”) which began on November 4, 2025 and ends on November 3, 2026, the Company is authorized to repurchase for cancellation up to a maximum of 7,667,696 of its common shares under certain conditions. As at December 31, 2025, and since the inception of this NCIB, the Company has repurchased and cancelled no shares.

During 2025, the Company repurchased 2,481,295 common shares at a weighted average price of $91.00 per share for a total purchase price of $225.8 million relating to the prior NCIB. During 2024, the Company repurchased 545,305 common shares at a weighted average price of $140.50 per share for a total purchase price of $76.6 million relating to previous NCIBs. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $202.9 million (2024 – $70.7 million) was charged to retained earnings as share repurchase premium.

Dividends

In 2025, the Company declared quarterly dividends amounting to a total of $1.82 per outstanding common share when the dividend was declared (2024 – $1.65) for a total of $150.8 million (2024 - $139.5 million). On February 17, 2026, the Board of Directors approved a quarterly dividend of $0.47 per outstanding common share of the Company’s capital, for an expected aggregate payment of $38.6 million to be paid on April 15, 2026 to shareholders of record at the close of business on March 31, 2026.

19.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	2025	2024
Net income	310,553	422,484
Issued common shares, beginning of year	84,408,437	84,441,733
Effect of stock options exercised	124,267	285,606
Effect of repurchase of own shares	(1,465,452)	(175,763)
Weighted average number of common shares	83,067,252	84,551,576

Earnings per share – basic (in dollars)	3.74	5.00

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	2025	2024
Net income	310,553	422,484
Weighted average number of common shares	83,067,252	84,551,576
Dilutive effect:
Stock options, restricted share units
and performance share units	347,058	691,532
Weighted average number of diluted common shares	83,414,310	85,243,108

Earnings per share - diluted (in dollars)	3.72	4.96

As at December 31, 2025, no stock options were excluded from the calculation of diluted earnings per share (2024 – nil) as none were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

20.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following

│36

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)		2025		2024
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Balance, beginning of year	278	31.44	790	29.17
Exercised	(224)	30.80	(512)	27.93
Balance, end of year	54	34.12	278	31.44
Options exercisable, end of year	54	34.12	278	31.44

The following table summarizes information about stock options outstanding and exercisable at December 31, 2025:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
30.71	35	0.2
40.41	19	1.6
	54	0.7

Of the options outstanding at December 31, 2025, a total of 48,570 (2024 – 252,736) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in 2025 was $90.37 (2024 – $141.69).

No stock options were granted during 2025 and 2024 under the Company’s stock option plan. In 2025 and 2024, the Group recognized no compensation expense.

Restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs are only subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period.

On February 18, 2025, the Company granted a total of 61,829 RSUs under the Company’s equity incentive plan of which 38,566 were granted to key management personnel. The fair value of the RSUs granted was $129.66 per unit.

On April 30, 2025, the Company granted a total of 31,328 RSUs under the Company’s equity incentive plan of which 27,917 were granted to key management personnel. The RSUs vest on April 30, 2026. The fair value of the RSUs granted was $81.03 per unit.

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs granted was $135.00 per unit.

│37

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)		2025		2024
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value
Balance, beginning of year	158	115.34	192	93.62
Granted	93	113.45	51	137.21
Reinvested	3	121.45	2	104.17
Settled	(58)	99.84	(82)	77.79
Forfeited	(3)	123.99	(5)	115.83
Balance, end of year	193	119.05	158	115.34

The following table summarizes information about RSUs outstanding as at December 31, 2025:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
115.51	54	0.1
81.03	32	0.3
135.00	45	1.1
129.66	62	2.1
	193	1.0

The weighted average share price at the date of settlement of the RSUs vested in 2025 was $131.74 (2024 – $134.64). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $5.8 million (2024 – $10.4 million), was charged to retained earnings as share repurchase premium.

In 2025, the Group recognized, as a result of RSUs, a compensation expense of $8.5 million (2024 - $6.2 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at December 31, 2025, a total of 133,103 (2024 – 103,872) are held by key management personnel.

Performance share units

The fair value of the PSUs is determined at the grant date using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates of the number of equity instruments related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period.

On February 18, 2025, the Company granted a total of 58,143 PSUs under the Company’s equity incentive plan of which 34,880 were granted to key management personnel. The fair value of the PSUs granted was $134.85 per unit as at grant date.

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs granted was $156.17 per unit as at grant date.

│38

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)		2025		2024
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of year	155	127.72	184	106.17
Granted	58	134.85	46	156.17
Reinvested	4	137.92	1	106.72
Settled	(71)	100.52	(135)	89.87
Added due to performance conditions	14	100.43	64	89.87
Forfeited	(3)	134.88	(5)	129.43
Balance, end of year	157	140.35	155	127.72

The following table summarizes information about PSUs outstanding as at December 31, 2025:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
135.15	54	0.1
156.17	45	1.1
134.85	58	2.1
	157	1.1

The weighted average share price at the date of settlement of the PSUs vested in 2025 was $131.74 (2024 – $133.74). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $8.6 million, was charged to retained earnings as share repurchase premium (2024 – $19.8 million).

In 2025, the Group recognized, as a result of PSUs, a compensation expense of $6.6 million (2024 - $4.9 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at December 31, 2025, a total of 101,635 (2024 – 103,872) are held by key management personnel.

21.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	2025	2024
Independent contractors	2,676,799	2,902,226
Vehicle operation expenses	1,220,498	1,268,909
	3,897,297	4,171,135

22.
Personnel expenses

	Note	2025	2024
Short-term employee benefits		2,333,308	2,392,249
Contributions to defined contribution plans		9,654	9,011
Current and past service costs related to defined benefit plans	15	46,793	56,223
Termination benefits		8,601	27,758
Equity-settled share-based payment transactions	20	15,148	11,074
		2,413,504	2,496,315

│39

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

23.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	2025	2024
Interest expense on long-term debt and amortization
of deferred financing fees	119,345	127,062
Interest expense on lease liabilities	26,509	24,904
Interest income	(1,795)	(7,723)
Net change in fair value and accretion expense
of contingent considerations	(517)	(6,037)
Net foreign exchange loss	380	3,786
Other financial expenses	16,034	16,247
Net finance costs	159,956	158,239
Presented as:
Finance income	(2,312)	(13,760)
Finance costs	162,268	171,999

24.
Income tax expense

Income tax recognized in income or loss:

	2025	2024
Current tax expense
Current period	101,035	179,142
Adjustment for prior periods	(5,126)	1,998
	95,909	181,140
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(2,593)	(39,578)
Variation in tax rate	(520)	(1,053)
Adjustment for prior periods	2,011	(2,270)
	(1,102)	(42,901)
Income tax expense	94,807	138,239

Income tax recognized in other comprehensive income:

	2025			2024
		Tax			Tax
	Before	(benefit)	Net of	Before	(benefit)	Net of
	tax	expense	tax	Tax	expense	tax
Foreign currency translation differences	(8,218)	-	(8,218)	5,675	-	5,675
Defined benefit plan remeasurement (losses) gains	(4,273)	(1,067)	(3,206)	22,495	5,686	16,809
Gain (loss) on net investment hedge	84,765	(8)	84,773	(135,112)	977	(136,089)
Change in fair value of investment in equity securities	(2,912)	(464)	(2,448)	(7,962)	146	(8,108)
	69,362	(1,539)	70,901	(114,904)	6,809	(121,713)

Reconciliation of effective tax rate:

		2025		2024
Income before income tax		405,360		560,723
Income tax using the Company’s
statutory tax rate	26.5%	107,420	26.5%	148,592

Increase (decrease) resulting from:
Rate differential between
jurisdictions	0.4%	1,513	0.0%	200
Variation in tax rate	-0.1%	(520)	-0.2%	(1,053)
Non deductible expenses	1.2%	4,765	1.2%	6,839
Tax deductions and tax
exempt income	-4.0%	(16,354)	-3.0%	(17,021)
Adjustment for prior periods	-0.8%	(3,115)	0.0%	(272)
Multi-jurisdiction tax	0.3%	1,098	0.2%	954
	23.4%	94,807	24.7%	138,239

│40

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

In July of 2025, the One Big Beautiful Bill Act was signed into law. The legislation includes modifications to the international tax framework and the reimposition of favorable tax treatment including 100% bonus depreciation for qualified property placed in service after January 19, 2025 and business interest expense limitations. The Group recognized the effects of the legislation in 2025 for the provisions currently enacted, which increased the deferred tax liability and reduced the federal income tax liability. The Group anticipates similar impacts in future years with no consequential impact on the annual effective tax rate.

25.
Financial instruments and financial risk management

Risks

In the normal course of its operations and through its financial assets and liabilities, the Group is exposed to the following risks:

•
credit risk
•
liquidity risk
•
market risk.

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and processes for managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Group’s management identifies and analyzes the risks faced by the Group, sets appropriate risk limits and controls, and monitors risks and adherence to limits. Risk management is reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Board of Directors has overall responsibility of the Group’s risk management framework. The Board of Directors monitors the Group’s risks through its audit committee. The audit committee reports regularly to the Board of Directors on its activities.

The Group’s audit committee oversees how management monitors and manages the Group’s risks and is assisted in its oversight role by the Group’s internal audit. Internal audit undertakes both regular and ad hoc reviews of risk, the results of which are reported to the audit committee.

a)
Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from the Group’s trade receivables. The Group grants credit to its customers in the ordinary course of business. Management believes that the credit risk of trade receivables is limited due to the following reasons:

•
There is a broad base of customers with dispersion across different market segments;
•
No single customer accounts for more than 5% of the Group’s revenue;
•
Approximately 95.5% (2024 – 91.4%) of the Group’s trade receivables are not past due or 30 days or less past due;
•
Bad debt expense has been less than 0.3% of consolidated revenues for the last 2 years.

Exposure to credit risk

The Group’s maximum credit exposure corresponds to the carrying amount of the financial assets. The maximum exposure to credit risk at the reporting date was:

	December 31, 2025	December 31, 2024
Trade and other receivables	881,432	927,654

│41

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Impairment losses

The aging of trade and other receivables at the reporting date was:

		Allowance for		Allowance for
		expected		expected
	Total	credit loss	Total	credit loss
	2025	2025	2024	2024
Not past due	643,322	1,487	646,859	2,145
Past due 1 – 30 days	168,427	2,504	174,343	2,526
Past due 31 – 60 days	46,880	7,512	52,700	7,578
Past due more than 60 days	47,843	13,537	79,013	13,012
	906,472	25,040	952,915	25,261

The movement in the allowance for expected credit loss in respect of trade and other receivables during the year was as follows:

	2025	2024
Balance, beginning of year	25,261	29,506
Business combinations	1,484	2,837
Bad debt expenses	15,013	14,846
Amount written off, net of recoveries	(18,017)	(19,631)
Effect of movements in exchange rates	1,299	(2,297)
Balance, end of year	25,040	25,261

b)
Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Cash inflows and cash outflows requirements from the Group’s entities are monitored closely and separately to ensure the Group optimizes its cash return on investment. Typically, the Group ensures that it has sufficient cash to meet expected operational expenses; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. The Group monitors its short and medium-term liquidity needs on an ongoing basis using forecasting tools. In addition, the Group maintains revolving facilities, which have $348.1 million availability as at December 31, 2025 (2024 - $549.7 million) and an additional $184.2 million credit available (CAD $245 million and USD $5 million) (2024 - $175 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement.

The following are the contractual maturities of the financial liabilities, including estimated interest payment:

	Carrying	Contractual	Less than	1 to 2	2 to 5	More than
	amount	cash flows	1 year	years	years	5 years
2025
Trade and other payables	667,246	667,246	667,246	-	-	-
Long-term debt	2,577,975	3,315,317	337,844	969,803	457,177	1,550,493
Other financial liability*	101,010	129,475	4,081	31,644	93,750	-
	3,346,231	4,112,038	1,009,171	1,001,447	550,927	1,550,493

2024
Trade and other payables	639,190	639,190	639,190	-	-	-
Long-term debt	2,402,881	3,178,019	209,454	973,603	522,404	1,472,558
Other financial liability*	7,779	7,779	7,779	-	-	-
	3,049,850	3,824,988	856,423	973,603	522,404	1,472,558

* Includes the contractual maturities for the contingent considerations presented in other financial liabilities. Other financial liabilities with no contractual cashflows in the amount of $9.6 million (2024 - $11.9 million) are excluded from the table above.

It is not expected that the contractual cash flows could occur significantly earlier, or at significantly different amounts.

c)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

│42

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

The Group buys investment in equity securities to hold the investments for the long term for strategic purposes. All investments are designated as fair value through OCI.

d)
Currency risk

The Group is exposed to currency risk on financial assets and liabilities, sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. Primarily the Canadian entities are exposed to U.S. dollars and entities having a functional currency other than the Canadian dollars (foreign operations) are not significantly exposed to currency risk.

To mitigate its financial net liabilities exposure to foreign currency risk related to Canadian entities, the Group designated a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge.

The Group’s financial assets and liabilities exposure to foreign currency risk related to Canadian entities was as follows based on notional amounts:

	2025	2024
Trade and other receivables	41,021	53,423
Trade and other payables	(7,511)	(8,984)
Long-term debt	(1,651,596)	(1,653,291)
Balance sheet exposure	(1,618,086)	(1,608,852)
Long-term debt designated as investment hedge	1,655,000	1,655,000
Net balance sheet exposure	36,914	46,148

The Group estimates its annual net USD denominated cash flow from operating activities at approximately $430 million (2024 - $500 million). This cash flow is earned evenly throughout the year.

The following exchange rates applied during the year:

	December 31, 2025	December 31, 2024
Average USD for the year ended	1.3978	1.3698
Closing USD as at	1.3724	1.4384

Sensitivity analysis

A 1-cent increase in the U.S. dollar at the reporting date, assuming all other variables, in particular interest rates, remain constant, would have increased (decreased) equity and income or loss by the amounts shown below. The analysis is performed on the same basis for 2024.

	2025		2024
	1-cent	1-cent	1-cent	1-cent
	Increase	Decrease	Increase	Decrease
Balance sheet exposure	(11,790)	11,790	(11,185)	11,185
Long-term debt designated as investment hedge	12,059	(12,059)	11,506	(11,506)
Net balance sheet exposure	269	(269)	321	(321)

e)
Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt.

At December 31, 2025 and 2024, the interest rate profile of the Group’s carrying amount of interest-bearing financial instruments:

	2025	2024*
Fixed rate instruments	2,031,262	2,127,827
Variable rate instruments	546,713	275,054
	2,577,975	2,402,881

* Comparative information has been reclassified to separately present variable rate instruments.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through income or loss. Therefore a change in interest rates at the reporting date would not affect income or loss.

│43

TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

f)
Capital management

For the purposes of capital management, capital consists of share capital and retained earnings of the Group. The Group's objectives when managing capital are:

•
To ensure proper capital investment in order to provide stability and competitiveness to its operations;
•
To ensure sufficient liquidity to pursue its growth strategy and undertake selective acquisitions;
•
To maintain an appropriate debt level so that there are no financial constraints on the use of capital; and
•
To maintain investors, creditors and market confidence.

The Group seeks to maintain a balance between the highest returns that might be possible with higher levels of borrowings and the advantages and security of a sound capital position.

The Group monitors its long-term debt using the ratios below to maintain an appropriate debt level. The Group’s debt-to-equity and debt-to-capitalization ratios are as follows:

	2025	2024
Long-term debt	2,577,975	2,402,881
Shareholders' equity	2,677,627	2,673,275
Debt-to-equity ratio	0.96	0.90
Debt-to-capitalization ratio[1]	0.49	0.47

1 Long-term debt divided by the sum of shareholders' equity and long-term debt.

There were no changes in the Group’s approach to capital management during the year.

The Group’s credit facility and term loan agreement requires monitoring of two ratios on a quarterly basis. The first is a ratio of total debt plus letters of credit and some other long-term liabilities less cash (unrestricted cash for the credit facility and cash up to $100 million for the unsecured senior notes) to net income or loss before finance income and costs, income tax expense (recovery), depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted EBITDA”), including last twelve months adjusted EBITDA from business acquisitions. The second is a ratio of adjusted earnings before interest, income taxes, depreciation and amortization and rent expense (“EBITDAR”), including last twelve months adjusted EBITDAR from acquisitions to interest and net rent expenses. These ratios are measured on a consolidated last twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16 leases. These ratios must be kept below a certain threshold so as not to breach a covenant in the Group’s syndicated bank. At December 31, 2025 and 2024, the Group was in compliance with its financial covenants.

Management believes that the Group has sufficient liquidity to continue both its operations as well as its acquisition strategy.

Upon maturity of the Group’s long-term debt, the Group’s management and its Board of Directors will assess if the long-term debt should be renewed at its original value, increased or decreased based on the then required capital, credit availability and future interest rates.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

g)
Accounting classification and fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

	December 31, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Assets carried at fair value
Investment in equity securities	24,954	24,954	22,097	22,097
Assets carried at amortized cost
Trade and other receivables	881,432	881,432	927,654	927,654
	906,386	906,386	949,751	949,751

Financial liabilities
Liabilities carried at fair value
Other financial liability	110,579	110,579	19,686	19,686
Liabilities carried at amortized cost
Trade and other payables	667,246	667,246	639,190	639,190
Long-term debt	2,577,975	2,635,137	2,402,881	2,339,947
	3,355,800	3,412,962	3,061,757	2,998,823

Interest rates used for determining fair value

The carrying amount of the Group’s debt does not approximate fair value. The interest rates used to discount estimated cash flows to calculate fair value, when applicable, are based on the current interest rates for debt with similar terms, company rating and remaining maturity.

Fair value hierarchy

The Group’s financial assets and liabilities recorded at fair value on a recurring basis are investment in equity securities discussed above. Investment in equity securities include Level 1 investments that are marked to market with the publicly traded information as at December 31, 2025 and Level 2 investments that are marked to market using valuation techniques in which all significant inputs were based on observable market data. The remaining investment in equity securities is measured using level-3 inputs of the fair value hierarchy.

26.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at December 31, 2025, the Group had $140.9 million of outstanding letters of credit (2024 - $129.8 million).

On October 31, 2025, the Group entered into a guaranteed letter of credit facility agreement, supported by a government-backed guarantee program, for up to $70 million, which is separate from the Group’s revolving credit facility. As at December 31, 2025, the Group had $10.3 million outstanding letters of credit from this facility.

c)
Other commitments

As at December 31, 2025, the Group had $18.8 million of purchase commitments (2024 – $35.6 million) and $2.5 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (2024 – $26.7 million).

27.
Related parties

Parent and ultimate controlling party

There is no single ultimate controlling party. Although the shares of the Company are widely held, certain institutional investors hold meaningful positions.

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TFI International Inc.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	YEARS ENDED DECEMBER 31, 2025 AND 2024

Transactions with key management personnel

Board members of the Company, executive officers and top managers of major Group entities are deemed to be key management personnel. There were no other transactions with key management personnel other than their respective compensation.

Key management personnel compensation

In addition to their salaries, the Company also provides non-cash benefits to executive officers.

Executive officers also participate in the Company’s stock option and restricted share unit and performance contingent share unit plans, as described in note 20. Costs incurred for key management personnel in relation to these plans are detailed below.

Key management personnel compensation comprised:

	2025	2024
Short-term benefits	15,247	14,360
Post-employment benefits	232	719
Equity-settled share-based payment transactions	11,008	8,207
	26,487	23,286

28. Subsequent events

On February 8, 2026, the Group acquired a non-material business for a total purchase price of $48.9 million.

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